UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Wheeler, Mark F.
   P.O. Box 1070
   1400 Shelburne Road

   Burlington, VT 05402-1070
2. Date of Event Requiring Statement (Month/Day/Year)
   02/02/1999
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 26,935.00           D   Direct
Common Stock                                                 3,125.00            I   By 401(k) Plan

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to 07/10/97  01/30/07  Common Stock                 5,110.00   $20.7200   D           Direct
buy)
Employee Stock Option (right to 11/07/98  11/07/07  Common Stock                 4,400.00   $31.5625   D           Direct
buy)                            (1)
Employee Stock Option (right to 07/10/97  01/25/06  Common Stock                 5,110.00   $32.8800   D           Direct
buy)

Explanation of Responses:

(1)
Grant to reporting person to purchase 4,400 shares of common stock under the IDX Systems Corporation 1995 Stock Option Plan.  The
option becomes exercisable in 25 percent increments of 1,100 each on November 7, 1998, November 7, 1999, November 7, 2000 and
November 7, 2001.  The plan puruant to which the reported option was granted provides for tax withholding rights.

SIGNATURE OF REPORTING PERSON
/S/ Wheeler, Mark F.
DATE